October 1, 2007

VIA FACSIMILE AND VIA EDGAR

Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.,
Mail Stop 7010
Washington, D.C. 20549

Re:                               Elixir Gaming Technologies, Inc., formerly known as VendingData Corporation (“Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2007
SEC File No. 0-25855

Dear Mr. Decker:

This will respond to the staff’s letter dated September 4, 2007 to the Company.  On behalf of the Company, we have provided below the Company’s responses to the staff’s letter of September 4, 2007, numbered in the order in which the staff’s comments were provided.

1.             We acknowledge the staff’s comment.  This will also confirm our understanding that the staff is not asking the Company by way of the September 4, 2007 comment letter to amend any previously filed periodic reports.  Instead, the staff is asking that the Company reflect the staff’s comments in future filings, as necessary.

2.             Our auditors, Piercy Bowler Taylor & Kern, have represented to us that they are familiar with the provisions of AU 543 relative to the use of other auditors and believe they planned and executed their audit as principal auditors in full compliance therewith. In that regard, they provided the requested information in a separate letter dated September 12, 2007 from Piercy Bowler Taylor & Kern to the staff.

3.             In the MDA section of our filings for future periods, we will provide the following summarized disclosure regarding the types of items included in both cost of sales and selling, general, and administrative costs.

•                  Included in our cost of sales are indirect production costs, the cost of maintaining inventories, including warehousing, taxes and insurance expenses, inbound freight, purchasing and receiving costs, quality control costs and depreciation on rental units.

•                  Included in our selling, general, and administrative expenses are salaries and related, sales commissions, share-based compensation expenses, consulting and accounting, advertising, travel and entertainment, trade show expense, rent, legal, supplies, insurance, and general depreciation.

4.             Our previous response of August 17, 2007 as to this matter was regrettably incomplete and is supplemented herein as follows. The category “Tooling” is not a clear description of the contents of that category under property and equipment.  In fact the $2.8 million represents undepreciated cost of machines used to produce the tools and the molding equipment that uses the tools in our injection molding business.  Our net depreciated value is $1.6 million.  We will redesignate these assets more appropriately by combining them with “other equipment” in our filings for future periods.   Our actual tooling costs represent temporary work-in-process inventory items that are made in-house and then sold to customers to enable us to make the injection molding part required by that customer.  Tooling costs such as parts and labor are accumulated in work-in-process until the tool is complete, the customer is invoiced for it, and the cost is debited to cost of sales and no longer carried in our balance sheet.   We store the tools on the customer’s behalf in our warehouse separate from our priced inventory and utilize the tools as the customer places orders.  The customers are provided a periodic count of the tools that they hold title to.  Accordingly, we believe our disclosure under significant accounting policies is adequate.

5.             During the quarter ended June 30, 2006, the 8% senior secured promissory notes were recorded as a debit to cash and a credit to notes payable of $13 million.  The detachable warrants were not accounted for during the quarter.  Although a fair value calculation of $4.4 million was prepared utilizing the Black-Scholes option pricing model based on assumptions deemed appropriate by management.  The warrants were modified in September 2006.

In our previous response of August 17, 2007, we indicated that we believed the estimated fair value of the warrants was $4.4 million; however, only $3.4 million was initially classified as debt issuance costs as this was the estimated fair value at the time of modification of the terms of the warrants in September 2006.  Nevertheless, upon further review of FASB 123R, Share Based Payment, paragraph 51, and Illustration 12, we determined an adjustment should have been made only if there had been an increase in the fair value of the warrants not a decrease as there was in this case.  FASB 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and although focused on employee services it does provide guidance on other issues related to share-based payments.  Accordingly, we reclassified an additional $1 million to debt issuance from deferred compensation expense.

In our amended Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 2006, the full $4.4 million will be reclassified as debt issuance costs, and will be amortized on the interest method in accordance with FASB 91, charging amortization of $233,514 for the quarter then ended.    In our amended Annual Report on Form 10-KSB/A for 2006, the balance will continue to amortize, and an additional $934,054 in amortization will be recognized.

During 2006, warrants totaling $9.9 million were recorded as deferred compensation expense and charged against stockholders’ equity pursuant to FASB 123R. However, they were incorrectly recorded in December 2006 since the components of the $9.9 million included the following: $4.4 million relating to the Bricoleur debt, $3.8 million relating to debt with Triage, and $1.6 million in a separate financing agreement with Triage.  The treatment of the $4.4 million is discussed above and should have been recorded in the second quarter of 2006.

The $3.8 million relating to Triage was improperly accounted for during 2006 and should have been recognized in 2005. In October 2005, the Company entered into a $5.0 million short term one-year debt agreement with Triage and issued an additional 3 million warrants with a strike price of $1.25.  Using the Black-Scholes option pricing method, these warrants have now been valued at $5,834,299.  Due to the short-term nature of the debt, management has now determined the full estimated fair value of the warrants should have been written off at debt issuance pursuant to APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.  In October 2005 when these were issued, the following entry should have been made.

Debt issuance expense	5,834,299
Additional paid-in capital (APIC)		5,834,299

In December 2006, we discovered that these warrants had not previously been recorded, and were valued as of December 31, 2006, using the then estimated fair value of $7,680,000.  In addition, by December 31, 2006, 1,500,000 (or one-half) of the warrants had been exercised, leaving only 1,500,000 warrants outstanding.  As such, in December 2006, one-half (or $3,840,000) of the value of the warrants was recorded as a debit to deferred compensation expense and a credit to APIC.  This entry must be reversed.  In addition, in March 2007, it was determined that the warrants were more correctly classified as a receivable, and $3,840,000 was reclassified from deferred compensation to warrants receivable.  This entry must also be reversed.

The $1.6 million related to Triage was improperly recognized in 2006 and should have been recognized in 2004.  The Company entered into several financing arrangements with Triage prior to 2006.  Upon investigation, it was discovered that warrants originally thought to be related to a 2005 debt agreement were in actuality related to a 2003 debt agreement.  In fiscal years 2002 and 2003, the Company issued 900,000 warrants in conjunction with a $7.5 million financing arrangement.  At that time, the warrants were not recorded as debt issuance costs, and not amortized over the life of the note.  The note was repaid in full in January 2004, and the total value of the warrants should have been written off at that time.  In December 2006, it was discovered that these warrants were not recorded and were valued in December 2006 at $1,453,200 and were recorded on the books and amortized.  However, this valuation is incorrect as it does not use the data from the date of issuance.  Using the Black-Scholes option-pricing method, and 2002 and 2003 information, the correct valuation of the warrants was $684,000, which should have been expensed fully in January 2004.  Additionally, while reviewing the remaining equity transactions for this period we found that an additional warrants with a fair value of $146,000 that should have been expensed at issuance. These entries will be made as an adjustment to retained earnings as of January 1, 2005 and will be discussed further in our  amended Annual Report on Form 10-KSB for 2005.

During the quarter ended June 30, 2006, the Company recorded erroneously as short-term debt $2.5 million in so-called “put notes” related to a “Security Put Agreement” previously entered into at the time of the $13.0 million debt financing.

The Security Put Agreement was, in fact, a put option held by the Company enabling it to force the purchase of its stock by the lender/counterparty and accordingly, in substance, a stock subscription payable on the Company’s demand for shares to be purchased at a price discounted (based on a prescribed formula) from market value of up to $5.0 million.  Once the Company exercised its put option, the number of shares to be issued was fixed under the terms of the Security Put Agreement and remained fixed until the shares were issued.  The Company exercised its right to put its stock to the counterparty by a letter agreement to the extent of $2.5 million, which allowed the Company to issue notes in exchange for payment for such fixed number of issuable shares temporarily to allow sufficient time to formally obtain the required shareholder approval to issue the shares, which, because of stock ownership under the control of management, was assured.  Formal shareholder approval was obtained in December 2006, and the shares were issued in January 2007.

In connection with responding to the staff’s September 4, 2007 letter and preparing its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007, management again reviewed the accounting treatment for the Security Put Agreement and related transactions.  The Company’s management reviewed EITF 98-5; however, since the “put notes” were for a fixed, rather than variable, number of shares and did feature a fixed conversion rate, the notes were determined not to be a derivative, and EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or contingently Adjustable Conversion Ratios therefore, was determined to be not relevant.

As explained in our previous response letter of August 17, 2007, the “put notes” were offered only as a form of security to evidence its obligation to issue the then prepaid but unissued shares subscribed following formal shareholder approval.  (The issuable shares, however, were at all times authorized by the corporate enabling documents.) Settlement of the “put notes” for cash was never intended and, since the shares were already subscribed, it was not convertible debt.  Since the requisite shareholder approval for issuing the shares was assured, the avoidance of any cash settlement or default penalty was completely within the control of the Company’s management.

The Company further determined that this agreement should be measured at fair value which we believe is the discounted price and recorded in accordance with EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock since the only settlement was a share settlement and that shareholder approval was more probable than not and neither the Company nor the holder had the option to settle in cash.  Accordingly, per EITF 00-19, the Company recorded the fair value as permanent equity per the following excerpt:

Equity instruments — permanent equity

Contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.

Management determined that for the quarter ended June 30, 2006, the Company should have recorded a split credit to common stock (for the par value of the then issuable shares) and additional paid-in capital, rather than a credit to a liability, for the $2.5 million received as prepayment for the subscribed and then issuable shares put during that period.  During the quarter ended September 30, 2006, the Company should have recorded another split credit to common stock and additional paid-in capital for $1 million, and, likewise, $1.5 million for the quarter ended December 31, 2006.  Accordingly, we are in the process of incorporating these adjustments in our restated financial statements to be included in our amended filings for the periods affected.

The following accounting literature was considered in our accounting for the Bricoleur transaction:

Components of Bricoleur Debt $13.0 million debt facility	ABP 14
Warrants Agreement	ABP 14, FAS 123R, FAS 91, EITF 00-19, FAS 133, AICPA Roadmap for accounting for freestanding financial instruments
Security Put Agreement	EITF 98-5 and EITF 00-19
Registration Rights Agreement	EITF 00-19, FAS 133 EITF 05-4

6.             The loss on extinguishment of debt recognized of $1.2 million originally reported in the quarter ended June 30, 2006, related to warrants that, upon further review during our restatement efforts, were determined to be improperly valued and improperly classified.  We now believe these warrants should have been recorded as expense in 2004 at a value of $684,000.  This will be corrected as an adjustment to beginning retained earnings in our restated financial statements to be included in our amended Annual Report on Form 10-KSB/A for 2005, and will be removed in the restated 2006 interim financial statements to be included in our amended Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 2006.

7.             See detail of the components of what was previously described as “patents and gaming related products” below.  The reference to “gaming related products” was inaccurate and will not be used in future filings.

	Useful Life (Years)	June 30, 2007	December 31, 2006
Amortizable intangible assets:
Patents	10	$4,986,313	$4,986,314
Less: accumulated amortization		(888,585)	(638,702)

Customer relationships	10-13	4,220,000	4,220,000
Less: accumulated amortization		(327,308)	(160,154)

Trademarks	10-13	550,000	550,000
Less: accumulated amortization		(42,625)	(20,897)

		$8,497,795	$8,936,561

Customer relationships useful life was determined using the probability of retention is based on the existing seven-year contract being fulfilled and the probability of renewing the existing contract for the same term.

8.             In our previous letter of August 17, 2007, we described our preliminary assessment of our prospective accounting treatment for the common shares and warrants prior to and upon issuance to Elixir under the Participation Agreement, stating that we preliminarily determined that the common shares and warrants would be accounted for pursuant to EITF 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. In specific response to the additional questions raised in your letter of September 4, 2007:

•                  We believe our proposed accounting for the issuable securities prior to the measurement date is in accordance with the guidance in the EITF’s consensus with respect to Issue 3 of EITF 96-18, as well as paragraph 44 of  SFAS 123R.  (See also, next bullet.)

•                  We understand after considering the consensus with respect to Issue 1, Condition 2, that in these circumstances, a separate measurement date for each tranche of the counterparty’s performance would occur when each sequential milestone is met, thus fixing the costs relative to that tranche. Prior to completion of performance for each sequential tranche, there is no significant disincentive for the counterparty’s nonperformance other than forfeiture of its right to receive the equity instruments which footnote 3 states is not considered a sufficiently large disincentive.

•                  The placement of units, as we previously referred to Elixir’s services, results in revenue-generating contracts which are in-substance operating equipment leases with no fixed rentals but only contingent rentals commonly referred to as revenue-sharing arrangements with the lessees. We believe the deferral and amortization of these placement costs for such leasing arrangements to be prescribed by paragraphs 5 and 23-24 of SFAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. However, although paragraph 5 of SFAS 91 would require amortization of the deferred costs using the interest method, and although this requirement would appear appropriate for a direct financing or sales-type lease, it would appear to be in direct conflict with paragraph 19c of SFAS 13, Accounting for Leases, (which is neither superseded nor amended by SFAS 91).  Paragraph 19c of SFAS 13 requires initial direct costs relative to operating leases to be amortized “over the lease term in proportion to the recognition of rental income,” which ordinarily would be straight-line. However, since there are no fixed minimum rentals with these contracts, we believe compliance with the objective of language in paragraph 19c to require an estimate of future revenue subject to periodic adjustment for changes in estimate if necessary, as per SFAS 154, Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3.  A straight-line amortization rate over the terms of these contracts, generally 5 years, is consistent with our best estimate at the outset, subject to prospective adjustments based on experience.

We are mindful of the need to evaluate the realizability of such deferred costs initially and periodically thereafter with regard to the expected future revenue flow pursuant to SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  Our initial assessment as of the date of this writing, is that realizability a significant portion of the total costs to be deferred will be unlikely and therefore expensed.  We are reviewing recent performance numbers and other costs such as depreciation and service costs to complete the assessment.

*****

The Company has endeavored to fully respond to the staff’s comments set forth in its September 4, 2007 letter.  On behalf of the Company, please be advised that the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of the enclosed.  Please contact the undersigned at (702) 733-7195 if you have any questions.

Very truly yours,

/s/ David Reberger
David Reberger
Chief Financial Officer

cc:	Greenberg Traurig, LLP
Piercy Bowler Taylor & Kern

[PIERCY BOWLER TAYLOR & KERN LETTERHEAD]

September 12, 2007

Mr. Arnaldo F. Galassi, Vice President
and Chief Financial Officer

VendingData Corporation
1120 Town Center Dr, Suite 260
Las Vegas, NV 89144

Dear Mr. Galassi

You have requested that we provide the following information to enable you to respond to comment no. 3 in a letter dated July 19, 2007, from the staff of the SEC.

AU 543.01 states that it does not require or imply that an auditor should make any decision as to whether he may serve as principal auditor on any basis other than his own judgment regarding the professional considerations as discussed in paragraphs .02 and .10.  We understand that AU 543.02 guides auditors to “consider, among other things, the materiality of the portion of the financial statements he has audited in comparison with the portion audited by other auditors, the extent of his knowledge of the overall financial statements, and the importance of the components he audited in relation to the enterprise as a whole.”

We considered the matters listed in AU 543.02 as follows:

•                  Materiality of the portions of the financial statements audited by the other auditors:  Preliminary estimates at the time of audit planning  were approximately 17% and 68%, respectively, of consolidated assets and revenue (subsequently revised to 16% and 72%, as reflected in our audit report) and only 6% of the net loss.

While we understand that there is no express limitation in AU 543 as to the relative materiality of the other auditor’s work that would preclude service as principal auditor,  AU 543.06 strongly implies, however, that materiality of a component audited by another auditor, rather than precluding service as principal auditor, might properly cause the principal auditor to decide not to assume responsibility for the work of the other auditor but rather to divide responsibility by making reference in his report to the other auditor. The relative materiality of the issuer’s Australian subsidiary’s revenues (and expenses) contributed to our decision to take this reporting option provided in AU 543.03.

•                  Extent of our knowledge of the overall financial statements: We understand this to mean, in substance, our knowledge of the portion of the consolidated financial statements audited by others. We believe we obtained adequate knowledge of the Australian subsidiary group’s business and operations to enable us to serve as principal auditors by reading its June 30, 2006, financial statements (audited by the same auditors as its December 31, 2006, financial statements) and

6100 ELTON AVENUE, STE. 1000, LAS VEGAS, NEVADA 89107-0123   702-384-1120   fax 702-870-2474   pbtk.com

making certain inquiries of the other auditors and of the parent company’s management personnel, who had engaged in substantial on-site due diligence procedures in connection with the acquisition), effective July 2006, of the subsidiary group (and the parent previously was a significant customer of the subsidiary). The parent company’s upper management personnel also subsequently took over management of, and transferred several of its customers to, the subsidiary.  Since revenue was especially material, we focused particularly on how its revenue was generated and recorded. In doing so, we noted that despite the relatively high revenue level, the subsidiary group’s customer accounts receivable were typically quite low as reflected in the relatively low percentage of total assets audited by the other firm.

We inquired of the parent company’s management about any aggressive revenue recognition practices used anywhere in the company, including the Australian subsidiary group that might create any significant risk of undetected premature revenue recognition (including a high probability of material sales returns not provided for) such as consignment (or in-substance consignment) arrangements, right of return, “channel stuffing” (sometimes called “round-tripping” or “linked transactions”), bill-and-hold, F.O.B. destination shipping terms, or “side agreements” with customers. In fact, $1.9 million or 34% of the Australian subsidiary group’s recorded sales (24% of consolidated net sales) was to former customers of the parent company (who originally established the relationships and terms of sale) and consisted of casino chips that are custom-made to the customers’ specifications and contractually not subject to return.

As is typically the case, we viewed the large majority of the risk of material misstatement to be concentrated in the balance sheet, and accordingly, on a consolidated basis, the related audit effort was similarly concentrated. And we were auditing more than 80% of the assets and almost 90% of the liabilities. We also audited a similarly large proportion of the costs and expenses. Primarily based on these circumstances and our understanding of the subsidiary’s revenue recognition practices and related risks, we were confident we were qualified to serve as principal auditor despite the disproportionately high level of revenues audited by others.

•                 Importance of the portion we audited in relation to the reporting entity as a whole:

There is no guidance in the auditing literature as to the meaning of importance in this context, but we believe it is a qualitative consideration to be made separately from the quantitative materiality consideration discussed above. We understood the parent company to be the more important component of the consolidated financial statements since (a) the principal financial statement users are understood to be U.S. investors such as stockholders and other security holders, and significant lenders, many of whom have been such for many years. The Australian subsidiary group whose financial statements were audited by others was a recent acquiree and, among other things, a former supplier to the parent company’s operations.

The requirements for procedures that must be performed to enable service as principal auditor when planning not to make reference to the other auditor are contained in their entirety in AU 543.10. We fully complied with all such requirements as follows:

•                 Inquiries as to the other auditors’ professional reputation:

We talked about the firm with the International Accounting and Assurance Director of Horwath International, a person very well known to and respected by our firm. He said he has received positive feedback about this firm’s audit quality in the past. He also commented that he believes that (a) Australian audit firms tend to overaudit by American standards due to an extremely litigious environment,

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(b) Australian audit firms are regulated by an equivalent authority to the PCAOB, and (c) this firm has a rigorous review and internal inspection process.  He has a favorable impression and general knowledge of the firm.

In addition, we were informed by the other auditors that the Institute of Chartered Accountants of Australia (ICCA) was in the process of finalizing its review of the other audit firm but that the reviewer would speak to us. We contacted the ICCA reviewer who, although bound by confidentiality, confirmed to us that (a) he was engaged in the final stages of a review, (b) the report was not yet complete, and (c) there had been no adverse findings to include therein.

•                 Representations from the other auditors as to independence and familiarity and compliance with all applicable independence rules, U.S GAAP, PCAOB auditing standards and SEC requirements:

All appropriate representations in this regard were contained in the other auditors’ letter of engagement with our client, a signed copy of which was provided to us directly by the auditors.

Since the other auditors’ work met the definition of playing “a substantial role,” as defined and discussed in PCAOB Rules 1001(p)(ii) and 2100, we ascertained that the firm was PCAOB registered and obtained its assurance of our ability to access to its workpapers for the 7-year retention period as mandated by PCAOB AS 3. (In fact, we obtained a complete copy thereof.)

•                 Informing the other auditors that subsidiary’s financial statements they are auditing are to be included in our client’s consolidated financial statements and that their report will be relied on and referred to in our report:

The other auditors were informed by e-mail and telephone and appropriate acknowledgments were contained in the other auditors’ letter of engagement with our client, a signed copy of which was provided to us directly by the auditors.

•                 Arrangements for the other auditors to review and report to us regarding matters affecting intercompany eliminations and the uniformity of accounting practices between the parent and subsidiary:

Assurance was made by e-mail and telephone and an appropriate acknowledgment was contained in the other auditors’ letter of engagement with our client, a signed copy of which was provided to us directly by the auditors.

In addition, we performed a technical review of the subsidiary’s audited financial statements for any evidence of significant noncompliance with U.S. GAAP. In that connection, we raised, discussed and resolved some questions with the other auditors, which, in one instance, resulted in identification of a necessary adjustment that was made in consolidation.

Although we were comfortable at the time we signed our report that we adequately met the requirements of AU 543 to serve as principal auditor in the circumstances (given that we made reference to the other auditors’ report), in preparation for your response to the staff’s inquiry, we supplemented our work by performing additional procedures in the revenue area that would have been required under AU 543.12-.13 only if we had decided to take full responsibility for the other auditors’ work and, therefore, not made reference in our report. Accordingly with specific regard to revenue, we reviewed the other auditors’ risk assessment documentation, audit program, and detailed workpapers relative to revenues and supplemented our review with inquiries of

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the assigned audit partner and manager. Based on that review and the other auditors’ responses to our supplemental inquiries, we concluded that the audit work performed by the other auditors reduced detection risk relative to the revenue-related assertions to an acceptable level in compliance with PCAOB auditing standards and, therefore, did not need to be supplemented with any additional audit procedures.

Very truly yours,

PIERCY BOWLER TAYLOR & KERN

/s/ Richard H. Bowler
Richard H. Bowler, Principal

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